Filed by Gammon Gold Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Capital Gold Corporation

Commission File No.: 001-34618

This filing, which includes (i) materials used in a presentation held on February 18, 2011 for investors and (ii) materials posted on the website of Gammon Gold Inc. on February 18, 2011 regarding the general business and operations of Gammon Gold Inc. and its proposed acquisition of Capital Gold Corporation, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Capital Gold Corporation stockholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate Capital Gold Corporation’s businesses into those of Gammon Gold Inc. in a timely and cost-efficient manner; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; and the outcome of pending litigation related to the proposed acquisition of Capital Gold Corporation. Additional factors that could cause Gammon Gold Inc. and Capital Gold Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F, as amended by Amendment No. 1 to Annual Report on Form 40-F/A, for Gammon Gold Inc. and the Annual Report on Form 10-K, as amended by Form 10-K/A, of Capital Gold Corporation for the fiscal year ended July 31, 2010 filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

The proposed merger transaction involving Gammon Gold Inc. and Capital Gold Corporation will be submitted to Capital Gold Corporation’s stockholders for their consideration. Gammon Gold Inc. has filed with the SEC a Registration Statement on Form F-4 containing a definitive proxy statement/prospectus and each of Gammon Gold Inc. and Capital Gold Corporation may file with the SEC other documents regarding the proposed transaction. Stockholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as other documents filed with the SEC because they contain important information. Stockholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Gammon Gold Inc. and Capital Gold Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained without charge, by directing a request to Gammon Gold, Inc., Investor Relations, 1701 Hollis Street, Suite 400, Founders Square, P.O. Box 2067, Halifax, Nova Scotia, B3J 2Z1, Canada, or to Capital Gold Corporation, Investor Relations, 76 Beaver Street, 14th floor, New York, New York 10005.

Gammon Gold Inc., Capital Gold Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Gammon Gold Inc.’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended December 31, 2009, which was filed with the SEC on March 30, 2010, as amended by Amendment No. 1 to Annual Report on Form 40-F/A, which was filed with the SEC on May 13, 2010, in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the SEC on April 15, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on February 15, 2011. Information regarding Capital Gold Corporation’s directors and executive officers is available in Capital Gold Corporation’s Form 10-K/A, which was filed with the SEC on November 23, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

THE FOLLOWING ARE MATERIALS USED IN A PRESENTATION HELD ON FEBRUARY 18, 2011 FOR INVESTORS

Building a Leading Gold Company in Mexico

Corporate Update

February 17-18, 2011

Operations

Development & Exploration Properties Capital Gold Operations Capital Gold Development & Exploration Properties

Gammon Gold Inc.

Forward Looking Statements

Gammon Gold Inc.

Forward Looking Statements

This presentation includes certain “forward? looking statements” or “forward? looking information”. All statements, other than statements of historical fact, included in this presentation are forward? looking statements that involve risks and uncertainties. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “forecast”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward? looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver and gold equivalent production and prices, cash and operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses, anticipated 2010 year? end and 2011 results, our ability to fully fund our business model, including our capital and exploration program, internally, anticipated 2010 year? end and 2011 interim and annual gold and silver production and the cash and operating costs associated with the same, the ability to achieve productivity and operational efficiencies, the ability to achieve cash flow margin improvements, the ability to complete further reduction in the open pit stripping ratio, the ability to develop and put into production our exploration targets and the timing of each thereof, the acquisition of Capital Gold (the “Acquisition”) including whether the completion of the Acquisition will ultimately occur, whether the anticipated synergies of the proposed Acquisition will occur, incorrect assessment of the value of the properties of Capital Gold and failure to obtain the required security holder, regulatory, third party and other approvals and the outcome of any pending litigation related to the Acquisition. Forward? looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Gammon Gold, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, future prices of gold and silver, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, hedging activities, development and operating risks, illegal miners, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write? downs, restrictions in Gammon Gold’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes as well as those factors discussed in the section entitled “Risk Factors” in Gammon Gold’s Form 40-F/A as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward? looking statements are not guarantees of future performance. Accordingly, readers should not place undue reliance on forward? looking statements.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This presentation uses the terms “Measured”, “Indicated” and “Inferred” Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred mineral Resource exists, or is economically or legally mineable.

Capital Markets Profile

Gammon Gold Inc.

Capitalization

US$	As of Dec. 31, 2010 Gammon
Cash on Hand (M)	$113
Long Term Debt (M)	$32
Share Price (Feb. 15/2011)	$8.87
Shares Outstanding (M) (Feb 15/11)	138.9
Market Capitalization (Feb, 15/11)	**$1,257M**
Cash as a % of Market Cap	9%

- 13 consecutive quarters of positive operating cash flow
- OCF of approx. $40.0M in Q4 2010 ($0.29/share) at Ocampo
- Current debt-to-equity ratio of 4.7%, well below industry standards
- Credit Facility of up to US$100M
- Liquid shares with average daily trading value of $21mm or 1.8% of its market capitalization

Analyst Coverage

Company	Analyst
BMO Nesbitt Burns	David Haughton
Canaccord Genuity	Wendell Zerb
CIBC	Brian Quast
Credit Suisse	Anita Soni
Dahlman Rose	Adam P. Graf
Desjardins Securities	Brian Christie
Dundee Securities	Ron Stewart
Mackie Research	Barry Allan
Macquarie Securities	Tony Lesiak
Merrill Lynch	Mike Jalonen
Scotia Capital	Trevor Turnbull
Sidoti & Company	Adam Brooks
TD Newcrest	Steven Green
UBS	Dan Rollins

3

Leading Mexican Precious Metal Producer

- **Ocampo**
  - Increased land position through Venus and Los Jarros property acquisitions
  - Total resources – 4.3M gold eq. oz [1][2]
  - 128k gold Eq. ounces in new Reserve additions (June 2010)
- **El Cubo**
  - Total resources – 1.6M gold eq. oz [1][2]
  - Temporarily suspended
- **Guadalupe y Calvo**
  - Advanced exploration property
  - PEA Ongoing
    - Updating underground resource
- **Capital Gold Acquisition**
  - CGC Shareholder Meeting: March 18/11
  - El Chanate Mine would immediately expand production profile and increase Reserves by 1.5M gold ounces
  - 2011 estimated production 65-70k gold ounces



Ocampo Mine (14,641 Ha – 100%)
• 2010 production: 183.5k Aue* oz
El Chanate Mine (3,665 Ha – Capital Gold)
2010 production: 54.3k Aue* oz
Saric Property
(2,300 Ha - Capital Gold)
Dolores (Minefinders)
• 2010 production: 75.8k Aue*oz
Guadalupe y Calvo
(54,853Ha – 100%)
Mulatos (Alamos)
• 2010 production: 156k Au oz
La Bandera (12,985 Ha – 70% JV)
Mezquite (460 Ha – 100%)
Venus (4,574 Ha – 100%)
Los Jarros (43,229 Ha – 100%)
Mexico
Fraile Norte (14,669 Ha – 100%)
Orion Property
(110,000 Ha - Capital Gold)
El Cubo Mine (14,087 Ha – 100%)
• 2010 production: 20.6k Aue* oz
Exploration Property
Gammon Operation
Peer Assets
Capital Gold Assets

(1) Using the Company's long term gold equivalency ratio (55:1)
(2) Refer to appendices for breakdown of reserve/resource categories
(3) Assuming metal prices of $1,300 gold and $28 silver

4

Investment Highlights Gammon Gold Inc.

• Gammon is one of the largest gold and silver producers focused on Mexico

• Continued operational performance improvements being achieved

• Significant growth

• Continued production growth through existing operations • Quarter over quarter improvements at Ocampo on most KPI’s • Increased land position in Mexico by +90% in 2010

• Signed Definitive Merger Agreement to acquire Capital Gold Corporation (October 1, 2010) • Anticipated closing in mid-to-late March • Significant upside from exploration throughout extensive land position in Mexico • Strategic option of the La Bandera Property in Durango State • Strategic equity investments in Golden Queen Mining (7.5% FD) and Corex Gold Corp. (14% FD)

• Strong balance sheet $113 ?million in cash as of Dec. 31/10 • Strong leverage to gold and silver in a desired jurisdiction • NYSE & TSX listings provide liquid shares

• Strong management team supported by an experienced independent Board of Directors • Compelling investment opportunity

Ocampo Overview

- **One of the largest gold-silver mines in Mexico**
  - 2010 production guidance in line with guidance: 184k gold eq. ounces(1) at cash costs of $426/gold eq. ounce(1)
  - Stable unit costs despite increasing energy costs
- **Open pit and two underground mines with both a mill and heap leach circuit**
- **A number of capital projects completed lowering cash costs and reducing capex**
- **Strong 2010 OCF of approx. $0.70/share**
- **Record 2010 margins of $815 or 66%**
- **30% increase in production Q4/Q1**

Ocampo Production and Cash Costs

2010 Gold and Silver Production (oz.)



Silver Production
Gold Production
1,200,000
1,000,000
800,000
600,000
400,000
60,000
50,000
40,000
30,000
20,000
10,000
960,817
1,066,998
1,189,769
1,199,829
39,325
44,363
48,650
51,199
21,855
24,963
27,018
29,384
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Silver
Gold Eq.(1)
Gold

Total Cash Costs & Cash Costs per Gold oz.



US$ per gold eq. ounce
US$ per gold oz. (net of silver by-products)
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$-
$50
$-
$(50)
$(100)
$(150)
$(200)
$(250)
$(300)
$(350)
$(400)
$(450)
$8
$(33)
$(121)
$(387)
$423
$430
$411
$426
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Total Cash Costs
Cash Costs per Gold Ounce (2)

(1) Using the Company's long term gold equivalency ratio (55:1)
(2) Using silver revenues as a by-product credit

6

Underground and Open Pits Gammon Gold Inc.

Working in the NE Underground Mine

Working in the Picacho Pit

Ocampo NE Underground

Q1 2010 Q2 2010 Q3 2010 Q4 2010

Average tpd 1,377 1,500 1,596 1,671 Head grade Aue (g/t)(1) 5.23 4.73 4.45 5.54 Avg. Monthly development 1,301 1,582 2,182 2,407

• Mining first stope at Santa Eduviges in December • Underground continues to exceed targeted levels of 1,500 tpd • Record production in Jan/11 – 1,891 tpd • Accelerated underground development averaging 2,400m per month in Q4 • Identified 18 new veins in NE zone • Identified 5 new ore veins at Santa Eduviges (total 6)

Ocampo Open Pits

Q1 2010 Q2 2010 Q3 2010 Q4 2010

Average tpd 93,730 103,117 97,992 105,737 Head grade Aue(g/t)(1) 0.96 1.01 1.46 1.03

• Open pits exceeded targeted levels with Q4 averaging 106k tonnes per day • Currently operating from three open pits • Accelerated Phase 1 pre-stripping at Picacho • PDG access road completed end of Dec/10 - reduces haulage time to crushing circuit by 30%

1) Using the Company’s long term gold equivalency ratio (55:1)

Mill and Heap Leach Gammon Gold Inc.

Fourth filter press

Heap Leach pad – conversion to a valley leach design complete

Ocampo Mill Processing Facility

Mill Facility Q1 2010 Q2 2010 Q3 2010 Q4 2010

Average tpd 2,920 3,182 3,113 3,161 Mill grade Aue(g/t)(1) 3.54 3.50 3.87 4.12

• Mill operating at near targeted levels

• Redundancy program complete with 4th filter press commissioned in early January 2011 • Increased contribution of higher grade NE underground ore • Santa Eduviges provides additional high grade ore

Ocampo Heap Leach Processing Facility

Heap Leach Facility Q1 2010 Q2 2010 Q3 2010 Q4 2010

Average tpd 7,328 10,017 6,830 9,553 Head grade Aue (g/t)(1) 0.72 0.81 0.94 0.81

• Stacking rate reduced in Q1 to accommodate accelerated pre-stripping at Picacho pit • Conversion to valley leach complete: • Mitigates impact of annual seasonal rainfall • Provides 10MT additional stacking capacity • Overland conveyor upgraded to support increased stacking rate

1) Using the Company’s long term gold equivalency ratio (55:1)

Ocampo Exploration Gammon Gold Inc.

Underground Drilling

• 70,674m underground drilling in 2010

• NE underground extensions – Belen ties into Altagracia, 2km to the south of PGR trend • Santa Eduviges – second underground mine • Increased number of veins from 1 to 6 • Recent interpretations indicate additions to mid year Reserves

NORTH: Jesus Maria,

Maria,

Aventurero North

EAST: San Amado 3

WEST: EI Rayo, Dog

Clavo,

Los Molinas

SOUTH EAST: Aventurero South,

Rosario, Sta Juliana, Cubiro

SOUTH:

San Jose

Belen

Alta Gracia

Santa Eduviges Underground

Located 2km from NE Underground

(1) Using the Company’s long term gold equivalency guidance ratio (55:1)

(2) NI43-101 compliant reserve tables are provided in the Appendix section of this presentation (3) Reserves as of June 30, 2010

Ocampo Exploration Gammon Gold Inc.

Surface Drilling

• 66,719m surface drilling in 2010

• 7 New open pit targets identified

• All located in close proximity to the mill facility

• Follow up drilling planned in 2011

CERRO SUR

5.0km

PGR WEST

4.5km

CERRO NORTE

4.5km

LOS MOLINAS

1.3km

MOLINAS SW

0.8km

LOWER ALTAGRACIA

1.4km

SANTA LIBRADA SE

4.0km

Venus & Los Jarros Gammon Gold Inc.

Venus Property

• Option to purchase a 100% interest in the 4,574 hectare Venus property • A drilling program launched in Q4

La Boleta Target

• 400 x 120m core target zone in 2.1 km long multiple vein system - adjacent to Pinos Altos • 171 rock chip samples >0.20 g/t gold eq.(1). These average 1.90 g/t gold eq.(1) if capped at 8.0 g/t gold

Roncesvalle Target

• 29 rock chip samples >0.20 g/t gold eq.(1). These average 1.58 g/t gold equivalent(1) if capped at 8.0 g/t gold

Santo Nino Target

• 150 rock chip samples >0.20 g/t gold eq.(1). These average 1.29 g/t gold equivalent(1) if capped at 8.0 g/t gold

Los Jarros Property

• Option agreement for 100% interest in the 43,229-hectare “Los Jarros” Property • Possible extentions of Pinos Altos and Frisco • Significant drill results reported at the Gaby target

Ocampo District Map

Los Jarros

Frisco

2.0 Moz Aueq

Agnico

6.7 Moz Aueq

Venus

Ocampo

Gaby Target

Hole LJ-10-01, 36.0 metres grading 0.68 g/t Aue(1) Hole LJ-10-02, 26.6 metres grading 0.69 g/t Aue(1) Hole LJ-10-03, 49.3 meters grading 0.63 g/t Aue (1) Hole LJ-10-04, 5.1 metres grading 15.70 g/t Aue(1)

(1) Using the Company’s long term gold equivalency guidance ratio (55:1)

Guadalupe y Calvo Gammon Gold Inc.

Project Overview

• 100% ownership

• 54,853 ha gold/silver property

• Inferred resource of 1.8M oz gold eq.

• PEA Ongoing

• Updating underground resources ?Underground mine targeted for production in 2013

• New claims staked to the northwest

• Identified 200m wide anomalous mineralization in NW portion of San Luis claim

Rosario Vein Long Section – Grade Thickness Isopatch

Present Resources

Post-Mineral

Tuffs

OG-197

4.0m @ 38.17 gpt AuEq

100 x 100 discovery –definition Infill ? 2011

Existing Resource Ext & Infill

Significant Leverage to Silver Gammon Gold Inc.

Ocampo Snapshot

Ocampo Ag Au Ag Production (MM oz)

Reserves

1.1 48.8 (MM oz)

Resources 2.4 109.8 (MM oz)

Grade (g/t) 0.8 36.8

2010 Production

103 4,417 (k oz)

(2) (2)

Silver Strong Fundamentals

• Silver has significantly outperformed gold since Sep 2010 • Au: Ag ratio trending towards a 10 year low

Ag Reserves & Resources per US$1,000 Invested (oz)

Company Wide Ag Resources (MM oz)

1,689 297 195 349 246

Ag 2011-12 Production per US$1,000 Invested (oz) (2)

Gammon Gold undervalued even when all the gold is excluded

(1) Bloomberg, analyst reports and Company Disclosure. (2) Based on analyst consensus.

Significant Leverage to Silver Gammon Gold Inc.

Market Cap/Ag Reserve and Resource (US$/oz)

EV/Ag Reserve and Resource (US$/oz)

Market Cap/2011-12 Ag Production (US$/oz) (2)

EV/ 2011-12 Production (US$/oz) (2)

(1) Bloomberg, analyst reports and Company Disclosure. (2) Based on analyst consensus.

(3) Includes 2012 production from El Cubo.

Capital Gold Acquisition Gammon Gold Inc.

Gold Reserves (M oz)

2010 Gold Production (1) (koz)

Gold Resources (2) (M oz)

2010 Gold Revenue Contribution (3)

(1) Pro forma production based on F2010 Gammon Gold and CGC gold production. (2) Measured, Indicated and Inferred Resources (inclusive of Reserves).

(3) Pro forma contribution based on F2010 production and an average gold price of US$1,227/oz and silver price of US$20.24/oz.

Pro Forma Position Gammon Gold Inc.

Market Capitalization (US$ M) (1)

Gold Reserves (M oz)

2011-2012 Average Gold Production (koz)

2011-2012 Average Gold Cash Cost (US$/oz)(3)

Street Consensus Average Cash Cost (4) Cash Cost Based on Spot Ag Price

Source: Company disclosure and analyst consensus. (1) Market capitalization as at February 7, 2011. (2) Minefinders production and cash cost in gold eq. (3) Net of silver by-products.

(4) Average cash cost based on spot silver price of US$29.39/oz.

2010 Achievements Gammon Gold Inc.

Quarter over Quarter improvements at Ocampo on most KPI’s

Announced Capital Gold merger agreement, anticipated to close mid-to-late-March

Increased land position in Mexico by +90% in 2010

Excellent progress on exploration, 19 new discoveries identified in Ocampo district

Significant equity positions acquired in Corex and Golden Queen

Secured $100MM credit facility

Appointed 4 new independent Directors, +125 years of industry experience

Appointed Ambassador Martha Lara as Advisor to the Board

3-Month Share Price Performance

Consensus P/NAV

Near Term Goals / Catalysts Gammon Gold Inc.

Close Capital Gold transaction 2010 year end Reserves El Cubo back in production

Guadalupe y Calvo Scoping Study (PEA)

• Commence underground development

Continued ramp up of Ocampo underground to +2,000 tpd

Continued exploration success

Ongoing business development opportunities

Growing Gold Production

Expanding Margins

$1,600 $1,400 $1,200 $1,000 $800 $600 $400 $200 $0

-$200

Margin ($/oz)

Cash Cost ($/oz Au)

FY 2007 FY 2008 FY 2009 2010 (Assumes Ocampo Production only) 18

Gammon Gold Inc.

APPENDICES

Capital Gold Acquisition Gammon Gold Inc.

Benefits to Capital Gold Shareholders • Attractive premium

• 30% premium based on 20? day VWAP (1) • Includes a meaningful cash component

• Participation in a well? funded, high quality, growing gold producer

• Capital Gold shareholder’s will own approximately 20% of pro forma Gammon Gold • Increased corporate profile, including research coverage and trading liquidity • Strong balance sheet • Participation in Gammon’s continued production growth and upside through prospective exploration opportunities • Share in the benefits of synergies to be gained from Mexican projects

• Complementary operating expertise

• Strong and dedicated management team with outstanding knowledge and operating expertise in Mexico • Significant technical and financial resources to help optimize on? going development

(1) Based on Capital Gold trading on the NYSE AMEX during the last 20 days trading to September 24, 2010.

Capital Gold Acquisition Gammon Gold Inc.

El Chanate Gold Mine

• Potential to move excess equipment from Ocampo to El Chanate

• Conversion to owner mining opportunity

• Additional water facilitates heap leach expansion

• Crusher optimization • Agglomeration

Proven and Probable Reserves

Proven and Probable Reserves

Tonnes

(000’s)

70,557

Au

g/t

0.66

Au Ounces

(000’s)

1,504

Measured and Indicated Resources

Measured and Indicated Resources

Tonnes

(000’s)

4,613

Au

g/t

0.47

Au Ounces

(000’s)

69

Inferred Resources

Inferred Resources

Tonnes

(000’s)

6,135

Au

g/t

0.80

Au Ounces

(000’s)

157

Reserves and Resources as at November 27, 2009.

Reserve Growth

Consolidated 2009 R&R Summary Gammon Gold Inc.

2009 Consolidated Reserve and Resource Summary

Proven and Probable Reserves

Tonnes Au Ag Aueq Au Ounces Ag Ounces Aueq Ounces (000’s) g/t g/t g/t (000’s) (000’s) (000’s)

Ocampo 64,201 0.54 24 0.94 1,120 48,841 1,949

El Cubo 3,575 2.64 150 5.19 304 17,232 596

Total 67,776 0.65 30 1.17 1,424 66,073 2,546

Measured and Indicated Resources

Tonnes Au Ag Aueq Au Ounces Ag Ounces Aueq Ounces (000’s) g/t g/t g/t (000’s) (000’s) (000’s)

Ocampo 15,117 0.26 11 0.43 125 5,159 211

El Cubo 2,448 2.62 55 3.55 206 4,333 280

Total 17,565 0.59 17 0.87 331 9,492 490

Inferred Resources

Tonnes Au Ag Aueq Au Ounces Ag Ounces Aueq Ounces (000’s) g/t g/t g/t (000’s) (000’s) (000’s)

Ocampo 14,218 2.57 122 4.61 1,176 55,815 2,107 El Cubo 2,903 4.14 198 7.44 387 18,469 694 Guadalupe y Calvo 11,800 2.84 120 4.84 1,077 45,525 1,836

Total 28,921 2.84 129 4.99 2,640 119,810 4,637

Total Inventory 114,262 1.20 53 2.09 4,395 195,375 7,673

Ocampo 2009 R&R Summary Gammon Gold Inc.

Ocampo 2009 Reserve and Resource Summary

Proven and Probable Reserves

Tonnes Au Ag Aueq Au Ounces Ag Ounces Aueq Ounces (000’s) g/t g/t g/t (000’s) (000’s) (000’s)

Open Pit 61,248 0.40 16 0.67 781 31,994 1,324 Underground 2,953 3.58 177 6.59 339 16,847 626

Total 64,201 0.54 24 0.94 1,120 48,841 1,949 Measured and Indicated Resources

Tonnes Au Ag Aueq Au Ounces Ag Ounces Aueq Ounces (000’s) g/t g/t g/t (000’s) (000’s) (000’s)

Open Pit 14,612 0.17 6 0.27 81 2,833 129 Underground 505 2.69 143 5.08 44 2,326 82

Total 15,117 0.26 11 0.43 125 5,159 211 Inferred Resources

Tonnes Au Ag Aueq Au Ounces Ag Ounces Aueq Ounces (000’s) g/t g/t g/t (000’s) (000’s) (000’s)

Open Pit 8,888 1.42 38 2.06 405 10,957 588 Underground 5,330 4.50 262 8.86 771 44,858 1,519

Total 14,218 2.57 122 4.61 1,176 55,815 2,107

El Cubo 2009 R&R Summary

Gammon Gold Inc.

El Cubo 2009 Reserve and Resource Summary							
Proven and Probable Reserves							
	Tonnes (000's)	Au g/t	Ag g/t	Aueq g/t	Au Ounces (000's)	Ag Ounces (000's)	Aueq Ounces (000's)
Proven & Probable	3,575	2.64	150	5.19	304	17,232	596
Measured and Indicated Resources							
	Tonnes (000's)	Au g/t	Ag g/t	Aueq g/t	Au Ounces (000's)	Ag Ounces (000's)	Aueq Ounces (000's)
Measured & Indicated	2,448	2.62	55	3.53	206	4,333	278
Inferred Resources							
	Tonnes (000's)	Au g/t	Ag g/t	Aueq g/t	Au Ounces (000's)	Ag Ounces (000's)	Aueq Ounces (000's)
Inferred	2,903	4.14	198	7.44	387	18,469	694

Notes to Mineral Resources and Reserves Tables:

1) Gold equivalent calculations use the reserve metal prices of $845/oz for gold and $14.35/oz for silver for a gold to silver ratio of 58.89:1
2) Gold equivalent calculations use the resource metal prices of $975/oz for gold and $16.25/oz for silver for a gold to silver ratio of 60.00:1
3) These Mineral Resources are in addition to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability when calculated using Mineral Reserve assumptions.
4) Reserves have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. In addition, while the terms "Measured", "Indicated and "Inferred" Mineral Resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and Mineral Resources disclosed in accordance with the requirements of the SEC. Investors should understand that "Inferred" Mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Gammon's Mineral Resources constitute or will be converted into Reserves.
5) Mineral Reserves and Resources have been calculated as at December 31, 2009.
6) Grade represents an average, weighted by reference to tons of ore type where several recovery processes apply.
7) The metallurgical recovery applicable at each property and the cut-off grades used to determine Reserves as at December 31, 2009 are as follows:

Mine	Au Metallurgical Recovery (%)	Metallurgical Recovery (%)	Cut-off Grade g/t
Ocampo Open Pit Fine Crush	82	72	>0.7-2.5
Ocampo Open Pit Coarse Crush	60	35	>0.18-0.70
Ocampo Underground	96	82	2.0
El Cubo	89	89	2.19

All ores at Ocampo demonstrate similar metallurgical recoveries regardless of whether oxides are sulfides.

8) The Ocampo Open Pit strip ratio is 2.3:1.
9) The basis for the reserve estimation is the Learchs-Grossman pit optimization methodology.
10) Sums may not add to totals due to rounding.

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